August 15, 2005

To the Following Securities Commission(s):

B.C. Securities Commission
Ontario Securities Commission

To the Following Stock Exchange(s):

Toronto Stock Exchange

Dear Sirs:

RE: DYNAMIC OIL & GAS INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders and Supplemental Mail List Respondents of the above-mentioned Company on the 15th day of August, 2005.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A)	Second Quarter Report, Management’s Discussion & Analysis and Financial Statements for the Six Months Ended June 30, 2005

Yours truly,

CIBC MELLON TRUST COMPANY

“Gilda Brombal”
Client Services

/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9
CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.